OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden
hours per response . . . 12.00

03015337

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8- 51710

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

FutureShare Financial LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

85 Challenger Road
(No. and Street)

Ridgefield Park, (City) NJ (State) 07660 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen Duffany (201) 296-4442
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name — if individual, state last, first, middle name)

One Mellon Bank Center, (Address) Pittsburgh, (City) PA (State) 15219 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

SEC MAIL PROCESSING RECEIVED MAR 03 2003 WASH SECTION

PROCESSED
MAR 19 2003
THOMSON FINANCIAL

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen Duffany, swear (or affirm) that, to th best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm o FutureShare Financial LLC, as o. December 31, 2002 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that o a customer, except as follows:

MARY M. WILLIAMS
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires Dec. 12, 2005

Signature

FINOP

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

FUTURESHARE FINANCIAL, LLC

(A Wholly Owned Subsidiary of Mellon Financial Corporation)

Statement of Financial Condition

December 31, 2002

(With Independent Auditors' Report Thereon)

KPMG

One Mellon Center
Pittsburgh, PA 15219

Telephone 412 391 9710
Fax 412 391 8963

Independent Auditors' Report

Members of the Board of Directors of Mellon Financial Corporation,
FutureShare Financial, LLC:

We have audited the accompanying statement of financial condition of FutureShare Financial, LLC (the Company), a wholly owned subsidiary of Mellon Investor Services Group, LLC (MISG), as of December 31, 2002. MISG is a wholly owned subsidiary of Mellon Financial Corporation. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit of the statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of FutureShare Financial, LLC as of December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Pittsburgh, Pennsylvania
January 31, 2003

FUTURESHARE FINANCIAL, LLC
(A Wholly Owned Subsidiary of Mellon Investor Services Group, LLC)

Statement of Financial Condition

December 31, 2002

Assets

Cash and cash equivalents (note 2)	$	25,251,158
Securities owned, at market value (note 5)		510,424,191
Receivable from clearing organization (note 6)		3,239,346
Receivable from affiliate (note 4)		208,403
Other assets		432,767
Furniture, fixtures, and equipment – at cost (net of accumulated depreciation of $469,436) (note 2)		447,159
Total assets	$	540,003,024

Liabilities and Member's Equity

Securities sold, but not yet purchased, at market value (note 5)	$	415,339,432
Payable to clearing organization (note 6)		75,184,942
Payable to affiliate (note 4)		3,019,275
Income tax payable to affiliate (note 4)		2,499,351
Other liabilities and accrued expenses (note 7)		4,061,749
Total liabilities		500,104,749
Member's capital		39,898,275
Total liabilities and member's equity	$	540,003,024

See accompanying notes to statement of financial condition.

FUTURESHARE FINANCIAL, LLC
(A Wholly Owned Subsidiary of Mellon Financial Corporation)

Notes to Statement of Financial Condition

December 31, 2002

(1) Organization

FutureShare Financial, LLC (the Company), is a wholly owned subsidiary of Mellon Investor Services Group, LLC (MISG). MISG is a wholly owned subsidiary of Mellon Financial Corporation (MFC). The Company is a sister company to Mellon Investor Services, LLC (MIS), a full service stock transfer agent and registrar and wholly owned subsidiary of MISG.

The Company is a registered broker/dealer in securities under the Securities Exchange Act of 1934, a member of the National Association of Securities Dealers, Inc. (NASD), and a registered investment adviser under the Investment Advisers Act of 1940. Security transactions are effected through a clearing organization on a fully disclosed basis. The Company's primary business involves engaging in fixed income securities trading (primarily corporate debt and U.S. government securities) and the execution of security orders on an agency basis for MIS and certain institutional investors. Additionally, FutureShare's BankMark, Inc. division acts in the capacity of a full service third-party marketer of investment products for and through banks, savings and loan associations, savings banks, depository institutions, and other business activities.

(2) Significant Accounting Policies

(a) Securities Transactions

Securities owned and securities sold, but not yet purchased, are reported on a trade date basis and stated at market value, with unrealized gains and losses reported in the results of operations. Revenues and expenses related to security transactions are also reported on a trade date basis. Interest on securities owned is accrued as earned.

(b) Income Taxes

The Company is a single member limited liability company, which is treated as a disregarded entity for income tax purposes. As the Company is considered a division of MFC, federal tax expense will continue to be recorded by the Company.

The Company's results for the year ended December 31, 2002 will be included in the consolidated MFC federal tax return for the year ended December 31, 2002. Pursuant to a tax-sharing agreement with MFC, the current tax liability is determined on a separate return basis with benefits for net losses and credits recorded when realized in the consolidated MFC tax return. Deferred income taxes are computed on a separate entity basis.

Deferred tax assets and liabilities are recognized for the expected future tax consequences attributable to differences between the financial statement carrying amount and the tax basis of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(Continued)

(c) ***Cash and Cash Equivalents***

For purposes of the statement of cash flows, the Company considers all highly liquid investments with original maturities of three months or less to be cash and cash equivalents.

(d) ***Use of Estimates***

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

(e) ***Furniture and Equipment***

Furniture and equipment are stated at cost. Depreciation on furniture and equipment is calculated on a straight-line method over the estimated useful lives of the assets.

(f) ***Affiliate Revenue and Expense***

The Company receives commission revenue from MIS relating to purchases and sales of its customers' securities. The commissions are added to or netted from trade settlement cost or proceeds and credited to the Company accounts held at the clearing organization on settlement date. In addition to specific operating expenses incurred by the Company and charged directly to operations, certain management, accounting and other costs are incurred in common for the Company by MISG and MIS. The Company is allocated a share of these costs proportionately based on a defined methodology for each type of expense.

Management believes the allocation methods used are reasonable and appropriate in the circumstances; however, the Company's financial statements may not necessarily be indicative of the financial condition and results of operations that would have existed if the Company had been operated as an unaffiliated entity.

(3) Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital. The Company has elected to compute its net capital under the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined in Rule 15c3-3 under the Securities Exchange Act of 1934. At December 31, 2002, the Company had net capital of $17,619,716 which was $17,369,716 in excess of required net capital.

(Continued)

(4) Related Party Transactions

In conducting its business, the Company engages in routine transactions with affiliated entities of MISG. Under operating agreements, certain affiliates provide the Company with services related to trading activities. The significant affiliate amounts at December 31, 2002 are as follows:

Receivable from affiliate	$	208,403
Payable to affiliate		3,019,275
Income tax payable to affiliate		2,499,351

(5) Securities Owned and Securities Sold, But Not Yet Purchased

Securities owned and securities sold, but not yet purchased, at market values, as of December 31, 2002 consist of the following:

		Securities owned	Securities sold, but not yet purchased
Corporate debt securities	$	498,259,319	407,374,643
U.S. government obligations		12,161,872	7,964,789
Marketable securities		3,000	—
Total	$	510,424,191	415,339,432

(6) Receivable From and Payable to Clearing Organization

Accounts receivable from and payable to clearing organization include amounts due on trading securities. Securities owned by clearing organization are held as collateral for the receivable. Such collateral is not reflected in the financial statements. At December 31, 2002, the receivable and payable balance consisted of the following:

		Receivable	Payable
Receivable from clearing organization	$	3,239,346	—
Payable to clearing organization		—	75,184,942

The receivables from clearing organization represents net accrued interest due the Company from the clearing agent totaling $1,013,652 and commissions and rebates receivable totaling $115,691. Of the cash held at the clearing organization, $100,000 is subject to withdrawal restrictions.

(7) Employee Benefits

The Company participates in a defined contribution retirement savings plan, sponsored by MISG, for employees who have completed six months of continuous service during which the employee worked at least 500 hours. Participation in the plan is voluntary. Participants may elect to contribute, on a pre-tax basis, 1% to 15% of their total compensation via payroll deductions, subject to certain maximum

(Continued)

limitations for the plan. If a participant decides to contribute, a portion of the contribution is matched by MISG.

The Company also participates in a Performance Appreciation Rights Plan, sponsored by MISG, which provides for the issuance of performance units to key employees of MISG and its subsidiaries as approved by the Human Resource Committee of the MISG board of representatives. The value of the performance units is determined based on the appreciation in revenue and net income of MISG from the year of grant to the date of exercise. Performance units may be exercised three years to five years from the date of grant.

(8) Income Taxes

Included in the accompanying financial statements is a deferred tax asset of $2,586 primarily resulting from the timing of depreciation for fixed assets. The Company determined that it was not required to establish a valuation allowance for deferred tax assets in accordance with Statement of Financial Accounting Standards (SFAS) No. 109 since it is more likely than not that the deferred tax asset will be realized through carryback to taxable income in prior years, future reversals of existing taxable temporary differences and, to lesser extent, future taxable income.

(9) Fair Value of Financial Instruments

SFAS No. 107, *Disclosures about Fair Value of Financial Statements*, requires the disclosure of the estimated fair value of on- and off-balance-sheet financial instruments. Substantially all of the Company's financial instruments are recorded at their current fair value.

(10) Commitments and Financial Instruments With Off-Balance Sheet Risk and Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities with counterparties, which are primarily domestic financial institutions and the U.S. government and its agencies. In the event counterparties do no fulfill their obligations, the Company may be exposed to credit risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. The Company manages credit risk by dealing only with approved counterparties under specific credit limits and by monitoring the amount of outstanding contracts by customer and in the aggregate against such limits. Counterparty limits are monitored on an ongoing basis.

Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates. The Company limits its exposure to market risk by generally entering into matching or offsetting positions and by establishing and monitoring limits on unmatched positions. The overall level of market risk from financial instruments the Company is exposed to, is often limited by other financial instruments recorded both on- and off-balance-sheet.

As an overall trading strategy to control market risk, the Company may enter into transactions in derivative financial instruments, which includes future contracts. These derivative financial instruments are typically used by the Company to hedge various trading products.

(Continued)

FUTURESHARE FINANCIAL, LLC
(A Wholly Owned Subsidiary of Mellon Financial Corporation)

Notes to Statement of Financial Condition

December 31, 2002

Futures contracts provide for the delayed delivery or purchase of securities at a specified future date at a specified price or yield. Futures contracts are exchange traded, and cash settlement is made on a daily basis for market movements. The clearing organization acts as the counterparty to specific transactions and bears the risk of delivery to and from counterparties for specific positions. At December 31, 2002, the Company had sold futures contracts with a notional amount of $70,000,000.

Options on futures contracts allow the owner of the option to purchase or sell the underlying futures contract at a specified price and within a specified period of time. Options on U.S. government securities are contracts that allow the owner of the option to purchase or sell U.S. government securities at a specified price within a specified period of time. The clearing organization acts as the counterparty to specific transactions and bears the risk of delivery to and from counterparties for specific positions. The Company had no options purchased or options written at December 31, 2002.